AMENDMENT TO BYLAWS OF

PARKER ENERGY TECHNOLOGY, INC.

The following amendment to the Bylaws of Parker Energy Technology, Inc. was adopted by unanimous consent of the Board of Directors of the Company as of the /S/19th day of May, 1997:

ARTICLE XII

CONTROL SHARE ACQUISITIONS

Section 61-6-1, et seq., U.C.A., shall not apply to any control share acquisitions of shares of this corporation.

I, Kathleen L. Morrison, Secretary of Parker Energy Technology, Inc., hereby certify that the foregoing Amendment to Bylaws of Parker Energy Technology, Inc. was duly adopted by resolution of the Board of Directors effective as of the /S/19th day of May, 1997.

/S/ KATHLEEN L. MORRISON
Kathleen L. Morrison